Filed Pursuant to Rule 424(b)(3)
Registration No. 333-259707

PROSPECTUS SUPPLEMENT No. 11
(to prospectus dated September 27, 2021)

Nexters Inc.

47,102,791 ORDINARY SHARES

7,750,000 WARRANTS TO PURCHASE ORDINARY SHARES

This prospectus supplement amends and supplements the prospectus dated September 27, 2021 (the “Prospectus”) which forms a part of our Registration Statement on Form F-1 (Registration Statement No. 333-259707). This prospectus supplement is being filed to update and supplement the information included or incorporated by reference in the Prospectus with the information (i) under the headings “Update on the recent performance,” “First quarter 2022 financial performance,” and “First quarter 2022 operational performance in comparison” contained in Exhibit 99.1 to our Report on Form 6-K, furnished to the Securities and Exchange Commission (the “SEC”) on August 4, 2022 (the “Form 6-K”), and (ii) contained in Exhibit 99.2 to the Form 6-K. Accordingly, we have attached the Form 6-K to this prospectus supplement.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our ordinary shares are listed on the Nasdaq Global Market (“Nasdaq”) under the symbol “GDEV.” On February 25, 2022, the last reported sale price of our ordinary shares as reported on Nasdaq was $6.38 per share. Our warrants are listed on the Nasdaq under the symbol “GDEVW.” On February 25, 2022, the last reported sale price of our warrants as reported on Nasdaq was $0.71 per warrant. On February 28, 2022, Nasdaq imposed a suspension of trading in our ordinary shares and warrants; as of the date hereof, the suspension continues to remain in place.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 7 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if the Prospectus or this prospectus supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 4, 2022.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of the

Securities Exchange Act of 1934

For the month of August 2022

Commission File Number: 001-40758

Nexters Inc.

(Translation of registrant’s name into English)

55, Griva Digeni

3101, Limassol

Cyprus

Telephone: +35722580040

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒                                           Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

EXPLANATORY NOTE

On August 4, 2022, Nexters Inc. (NASDAQ: GDEV) (the “Company”) issued a press release announcing its results for the first quarter of 2022 and proposing changes to its board of directors. A copy of this press release is attached to this Form 6-K as Exhibit 99.1.

The Company's unaudited interim condensed consolidated financial statements for the three months ended March 31, 2022 is attached to this Form 6-K as Exhibit 99.2.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 4, 2022

Nexters Inc.

By:	/s/ Alexander Karavaev
Name: Alexander Karavaev
Title: Chief Financial Officer

EXHIBIT INDEX

Exhibit	Description

99.1	Press release dated August 4, 2022

99.2	Unaudited interim condensed consolidated financial statements of Nexters Inc. for the three months ended March 31, 2022

Exhibit 99.1

Nexters announces results for the first quarter 2022 and proposes changes to the board of directors

August 4, 2022 – Limassol, Cyprus – Nexters Inc. (NASDAQ: GDEV), an international game development company (“Nexters” or the “Company”) released its unaudited financial and operational results for the first quarter ended March 31, 2022, and announced proposed changes to the board of directors aimed at strengthening the Company’s corporate governance and sustainability.

First Quarter 2022 Highlights

Financial:

●	Record high quarterly revenues of $126 million, growing 45% year-over-year
●	Record high quarterly Net Profit of $23 million vs. loss of $12 million in the respective period of 2021
●	Сash flow generated from operating activities of $18 million
●	Cash and cash equivalents of $84 million as of March 31, 2022

Operational:

●	Quarterly bookings of $127 million, growing 13% year-over-year
●	375 thousand of monthly paying users, growing 18% year-over-year
●	Average Bookings per Paying User reached $108, 5% lower compared to Q1 2021
●	Nexters entered into agreements to acquire three gaming companies investing around $100 million to expand in midcore genres

Changes in the corporate governance

On July 25, 2022, in the interest of Nexters’ further international development, the Company’s Board of Directors (the “Board”) proposed to its shareholders to approve the following changes to the Company’s corporate governance:

●	Andrey Fadeev and Dmitri Bukhman will continue to serve as board members, Natasha Braginsky-Mounier and Andrew Sheppard will continue to serve as independent directors on the Board.
●	Ivan Tavrin will leave the Board and the position of Chairman of the Board, and will no longer be involved in the corporate governance, management or operation of the Company. A new chairman will be elected through voting by the Board.
●	Igor Bukhman and Boris Gertsovskiy will resign as directors of the Board, while remaining major shareholders and participating in the Company’s operations on the advising and management levels, respectively.
●	Three new independent directors will join the Board, which will result in increasing the share of independent directors from the existing 43% to 71%:

○	Tal Shoham – Tal has over 10 years of experience in gaming, ad-tech, growth & monetization technologies at such companies as SuperSonic, ironSource, and Huuuge. Tal’s primary areas are ad-monetization, user acquisition, marketing strategy, product, and M&A. Tal resides in Israel and currently is an angel investor & board member in a few early-stage gaming companies, Co-Founder and President of Tedooo and an LP investor at a leading Israeli venture fund Vgames. Tal holds a Bachelor’s degree in Politics, Government and Management from the Ben-Gurion University of the Negev.

○	Marie Holive – Marie has over 20 years of experience of finance and audit expertise in the media, tech, and healthcare, including Senior Audit Manager, Chief Financial Officer and Managing Director roles at such companies as General Electric and Comcast NBCUniversal. Marie resides in the UK and now serves as a coach and mentor at ICAEW, INSEAD and London Business School, as well as advises a number of corporations and start-ups. Marie holds a Master of Science in engineering, an MBA from London Business School and Columbia Business School, and a Non-Executive Director diploma from the Financial Times.
○	Olga Loskutova – Olga has over 20 years of experience in marketing and general management across Western/Eastern Europe, the United States, and the Middle East in such multinational corporations as Nestle, SABMiller, and Whirlpool. Olga resides in Italy and currently is the VP Product & Brand Marketing at Whirlpool EMEA. Olga Loskutova holds a degree in marketing from Plekhanov Russian University of Economics as well as executive development programs at IMD and Saïd Business School, University of Oxford.

“Recent months have been one of the most challenging periods in the Company's history,'' comments Andrey Fadeev, co-founder and CEO at Nexters. “Changes to operations, optimization, and other initiatives, including this reinforcement of the Board were the steps needed to set our Company on the right track. And with these measures in place, we look forward to Nexters’ further growth as an international public company.”

As the Company expects, the strong international, multi-industry background of the new independent directors in such areas as finance, marketing, and product strategies will contribute to Nexters’ further growth in the global markets.

All the changes to the Board are expected to become effective starting from August 28, 2022, following the shareholder voting. For further detail please refer to the Annual General Meeting notice filed by the Company on Form 6-K with the Securities and Exchange Commission (the “SEC”) on July 26, 2022.

Update on the recent performance

Following strong operational results in the first quarter of 2022, Nexters sees bookings declining in the second quarter of 2022, compared to the all-time high bookings level of the second quarter of 2021. This comes on the back of negative factors,such as the overall economic turbulence, a more challenging user acquisition market, as well as inability to conduct full capacity operations in a number of geographies due to the recent geopolitical events.

The Company is not in a position to provide guidance for the full year 2022 at the moment, but may do so when the situation becomes more predictable.

Update on Nasdaq listing

Since the suspension of trading in securities, imposed by Nasdaq on February 28, 2022, Nexters has been in regular communication with representatives of Nasdaq in regard to this issue.

Additionally, on May 13, 2022, in connection with an amendment to its registration statement on Form F-1 initially filed on September 22, 2021, the Company received a comment letter from the Staff of the SEC, primarily relating to requests for additional information on the risks related to the Company’s operations in Russia. That information can be found in the Post-Effective Amendment No. 3 to the Form F-1, filed on July 12, 2022.

First quarter 2022 financial performance

US$ million	Q1 2022	Q1 2021	Change (%)
Revenue	126	87	45%
Platform commissions	(33)	(24)	37%
Game operation cost	(9)	(4)	>100%
Selling and marketing expenses	(57)	(65)	(13%)
G&A expenses	(8)	(3)	>100%
Net Income/(Loss)	23	(12)	>100%
Cash flows generated from operating activities	18	18	1%

In the first quarter of 2022, our revenue increased by $39 million (or 45% year-over-year) and amounted to $126 million, driven primarily by an increase in bookings in the amount of $15 million (or 13%) year-over-year to $127 million and by a decrease of $24 million in change of deferred revenues during Q1 2022 vs the same period in the prior year.

Platform commissions increased by 37% in the first quarter of 2022 compared with the same period in 2021, driven primarily by the increase in revenues partially offset by an increase of share of revenue associated with lower commissions in Q1 2022 vs the same period in the prior year.

Game operation costs increased by $5 million in the first quarter of 2022 primarily due to an increase in headcount resulting from the expansion of our operations, as well as to support additional payments to our employees in light of the geopolitical crisis.

Selling and marketing expenses in the first quarter of 2022 decreased by $8 million, or 13% year-over-year, and amounted to $57 million. The decrease was mainly due to the suspension of our marketing activities in FSU countries due to recent geopolitical events as well as a general decrease of marketing expenses due to the saturation of the market in the first quarter of 2022.

General and administrative expenses (hereinafter referred to as “G&A expenses”) increased by $6 million in the first quarter 2022 vs. the first quarter 2021. The increase was primarily driven by an increase in personnel and other expenses resulting from the recurring expenses associated with listing on NASDAQ and the increase in the scale of the Group’s operations.

As a result of the factors above, net income in the first quarter of 2022 increased by 35 million and amounted to $23 million vs. a net loss of $12 million in the respective period of 2021.

Cash flows generated from operating activities were $18 million in the first quarter of 2022, remaining stable vs the first quarter of 2021.

First quarter 2022 operational performance in comparison

	Q1 2022	Q1 2021	Change (%)
Bookings ($ million)	127	112	13%
share of advertising	4.7%	3.5%	1.2 p.p.
MPU (thousand)	375	318	18%
ABPPU ($)	108	114	(5%)

The share of advertisement sales as a percentage of total bookings increased in the first quarter of 2022 to 4.7% compared to 3.5% in the respective period of 2021, with the change of 1.2 p.p. resulting from the execution of our strategy to increase the share of advertising revenues.

Our M&A transactions that we completed in Q1, together with what we attribute to be the result of our investments in marketing in 2021, resulted in a substantial increase in Monthly Paying Users, which reached 375 thousand in the first quarter of 2022 vs. 318 thousand in the respective period of 2021, representing a growth of 18%. The growth is primarily due to our acquisition of the PixelGun 3D gamers’ base accompanied by the growth of MPU across the titles that we developed organically.

ABPPU amounted to $108 in Q1 2022 and decreased in comparison to $114 in Q1 2021 as we originated a substantial number of new paying users in 2021 who tend to have lower ABPPUs at the beginning of their lifespans, accompanied by the fact that the share of the paying users located in the geographies where the users tend to spend less in online gaming increased in our number of total MPUs. In addition, Pixel Gun 3D has lower ABPPU than the titles that we operated in Q1 2021.

The increase in MPUs resulted in quarterly bookings of $127 million in the first quarter of 2022, which grew 13% year-over-year from $112 million in the first quarter of 2021.

Split of bookings by platform	Q1 2022	Q1 2021	Change (%)
Mobile	64%	65%	12%
Desktop	36%	35%	15%

The Desktop versions of our games enable us to access a wider audience and expand our addressable market. Additionally, bookings generated on this platform are subject to a lower commission, taking the platform commissions down to 27% of revenues in the first quarter of 2022, declining 1.7 p.p year-over-year.

In the mobile platforms, growth was predominantly driven by iOS.

Split of bookings by geography	Q1 2022	Q1 2021	Change (%)
US	31%	33%	5%
Asia	28%	21%	49%
Europe	21%	24%	0%
FSU	10%	13%	(13%)
Other	10%	9%	30%

Note: Due to the rounding the numbers presented throughout this document may not precisely add up to the totals. The period-over-period percentage changes are based on the actual numbers and may therefore differ from the percentage changes if those would be calculated based on the rounded numbers.

About Nexters

Nexters is an international game development company which strives to introduce the joy of core gaming experiences to casual players. Thanks to such hit games like Hero Wars, Throne Rush, and others the company reached over 200 million installs worldwide and became one of the top five independent mobile game companies in Europe. Headquartered in Cyprus, Nexters is built upon a team of inspired gaming professionals. Please find more information about Nexters at: https://nexters.com and follow Nexters on LinkedIn and Twitter.

Contacts:

Investor Relations

Roman Safiyulin | Chief Corporate Development Officer

rs@nexters.com

Media

Andrey Akimov | Chief Communications Officer

aa@nexters.com

Cautionary statement regarding forward-looking statements

Certain statements in this press release may constitute “forward-looking statements” for purposes of the federal securities laws. Such statements are based on current expectations that are subject to risks and uncertainties. In addition, any statements that refer to projections, forecasts or other characterizations of future events or circumstances, including any underlying assumptions, are forward-looking statements.

The forward-looking statements contained in this press release are based on the Company’s current expectations and beliefs concerning future developments and their potential effects on the Company. There can be no assurance that future developments affecting the Company will be those that the Company has anticipated. Forward-looking statements involve a number of risks, uncertainties (some of which are the Company’s control) or other assumptions. You should carefully consider the risks and uncertainties described in the “Risk Factors” section of the registration statement on Form F-1, as amended, initially filed by the Company on September 22, 2021 and other documents filed by the Company from time to time with the Securities and Exchange Commission. Should one or more of these risks or uncertainties materialize, or should any of the Company’s assumptions prove incorrect, actual results may vary in material respects from those projected in these forward-looking statements. Forward-looking statements speak only as of the date they are made. Readers are cautioned not to put undue reliance on forward-looking statements, and the Company undertakes no obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as may be required under applicable securities laws.

Exhibit 99.2

Nexters Inc.

Interim Condensed Consolidated Statement of Financial Position

As at March 31, 2022 and December 31, 2021

(in thousands of US$)

	Note	March 31, 2022	December 31, 2021
ASSETS
Non-current assets
Property and equipment	13	1,371	1,352
Intangible assets	14	17,144	266
Investments in equity accounted associates	15	26,806	—
Goodwill	3	48,714	1,501
Long-term deferred platform commission fees	22	113,902	116,533
Right-of-use assets	17	2,698	2,050
Deferred tax asset	12	55	25
Other non-current assets	15,25	11,727	107
Loans receivable - non-current	16	9,987	—
Total non-current assets		232,404	121,834
Current assets
Indemnification asset	12,20	3,267	—
Trade and other receivables	18	48,625	45,087
Loans receivable	16	162	123
Cash and cash equivalents		83,704	142,802
Prepaid tax	12	3,553	3,137
Total current assets		139,311	191,149
Total assets		371,715	312,983

LIABILITIES AND SHAREHOLDERS' EQUITY
Equity
Share capital		—	—
Other reserves		165,095	166,405
Accumulated deficit		(304,068)	(327,497)
Equity attributable to equity holders of the Company		(138,973)	(161,092)
Non-controlling interest		26	44
Total equity		(138,947)	(161,048)
Non-current liabilities
Lease liabilities - non-current	17	877	1,103
Long-term deferred revenue	22	120,568	128,074
Share warrant obligations	21	14,620	22,029
Put option liabilities	3,15,25	14,141	—
Other non-current liabilities	15,25	17,568	—
Total non-current liabilities		167,774	151,206
Current liabilities
Lease liabilities - current	17	1,544	831
Trade and other payables	19	33,356	26,573
Provisions for non-income tax risks	3,20	1,381	—
Tax liability	3,12	3,194	814
Deferred revenue	22	303,413	294,607
Total current liabilities		342,888	322,825
Total liabilities		510,662	474,031
Total liabilities and shareholders' equity		371,715	312,983

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Nexters Inc.

Interim Condensed Consolidated Statement of Profit or Loss and Other Comprehensive Income

For the three months ended March 31, 2022 and March 31, 2021

(in thousands of US$)

	Note	Three months ended March 31, 2022	Three months ended March 31, 2021
Revenue	7	126,071	86,689
Costs and expenses, excluding depreciation and amortization
Cost of revenue:
Platform commissions		(33,451)	(24,480)
Game operation cost	8	(9,310)	(3,937)
Selling and marketing expenses	9	(56,593)	(64,727)
General and administrative expenses	10	(8,496)	(2,809)

Total costs and expenses, excluding depreciation and amortization		(107,850)	(95,953)
Depreciation and amortization		(1,467)	(459)
Profit/(loss) from operations		16,754	(9,723)
Finance income	11	99	—
Finance expenses	11	(1,038)	(1,880)
Change in fair value of share warrant obligations and other financial instruments	15,21,25	6,692	—
Share of profit of equity-accounted associates	15	1,656	—
Profit/(loss) before income tax		24,163	(11,603)
Income tax expense	12	(752)	(184)
Profit/(loss) for the period, net of tax		23,411	(11,787)
Attributable to equity holders of the Company		23,429	(11,787)
Attributable to non-controlling interest		(18)	—
Other comprehensive loss		(281)	(51)
Total comprehensive income/(loss) for the period, net of tax		23,130	(11,838)
Attributable to equity holders of the Company		23,148	(11,838)
Attributable to non-controlling interest		(18)	—

Earnings/(loss) per share:
Basic and diluted earnings/(loss) per share, US$	6	0.12	(0.07)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Nexters Inc.

Interim Condensed Consolidated Statement of Changes in Equity

For the three months ended March 31, 2022 and March 31, 2021

(in thousands of US$ except number of shares)

	Note	Number of shares outstanding	Share capital	Other reserves	Accumulated deficit	Equity attributable to equity holders of the Company	Non- controlling interest	Total
Balance at December 31, 2020, as previously reported		20,000	27	8,289	(111,070)	(102,754)	—	(102,754)
Impact of correction	4	—	—	3,795	(2,949)	846	—	846
Balance at January 1, 2021		20,000	27	12,084	(114,019)	(101,908)	—	(101,908)
Loss for the period		—	—	—	(11,787)	(11,787)	—	(11,787)
Other comprehensive loss		—	—	—	(51)	(51)	—	(51)
Total comprehensive loss for the period		—	—	—	(11,838)	(11,838)	—	(11,838)
Share-based payments	26	—	—	40	—	40	—	40
Total transactions with shareholders		—	—	40	—	40	—	40
Balance at March 31, 2021		20,000	27	12,124	(125,857)	(113,706)	—	(113,706)

	Note	Number of shares outstanding	Share capital	Other reserves	Accumulated deficit	Equity attributable to equity holders of the Company	Non- controlling interest	Total
Balance at January 1, 2022		196,523,101	—	166,405	(327,497)	(161,092)	44	(161,048)
Profit for the period		—	—	—	23,429	23,429	(18)	23,411
Other comprehensive loss		—	—	(281)	—	(281)	—	(281)
Total comprehensive income for the period		—	—	(281)	23,429	23,148	(18)	23,130
Issue of ordinary shares related to business combination	3	—	—	(2,094)	—	(2,094)	—	(2,094)
Share-based payments	26	—	—	1,065	—	1,065	—	1,065
Total transactions with shareholders		—	—	(1,029)	—	(1,029)	—	(1,029)
Balance at March 31, 2022		196,523,101	—	165,095	(304,068)	(138,973)	26	(138,947)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Nexters Inc.

Interim Condensed Consolidated Statement of Cash Flows

For the three months ended March 31, 2022 and March 31, 2021

(in thousands of US$)

	Note	Three months ended March 31, 2022	Three months ended March 31, 2021
Operating activities
Profit/(loss) for the period, net of tax		23,411	(11,787)
Adjustments for:
Depreciation and amortization		1,467	459
Share-based payments expense	26	1,065	390
Share of profit of equity-accounted associates	15	(1,656)	—
Expected credit losses	18	332	—
Property and equipment write-off	10	313	—
Change in fair value of share warrant obligations and other financial instruments	15,21	(6,692)	—
Unwinding of discount on the put option liability	11	67	—
Interest income	11	(99)	—
Interest expense	11	43	24
Foreign exchange loss	11	781	1,801
Income tax expense	12	752	184
		19,784	(8,929)
Changes in working capital:
Decrease/(increase) in deferred platform commissions	22	2,631	(5,555)
Increase in deferred revenue	22	1,300	26,873
Increase in trade and other receivables		(2,970)	(13,303)
(Decrease)/increase in trade and other payables		(2,210)	19,199
		(1,249)	27,214
Income tax paid		(126)	(64)
Net cash flows generated from operating activities		18,409	18,221

Investing activities
Acquisition of intangible assets	14	(7)	(58)
Acquisition of property and equipment	13	(505)	(126)
Acquisition of subsidiary net of cash acquired	3	(50,022)	(1,217)
Investments in equity accounted associates	15	(16,586)	—
Loans granted	16	(9,936)	—
Proceeds from repayment of loans		—	8
Net cash flows used in investing activities		(77,056)	(1,393)

Financing activities
Payments of lease liabilities	17	(634)	(550)
Interest on lease	17	(41)	(24)
Net cash flows used in financing activities		(675)	(574)
Net (decrease)/increase in cash and cash equivalents for the period		(59,322)	16,254
Cash and cash equivalents at the beginning of the period		142,802	84,557
Effect of changes in exchange rates on cash held		224	(899)
Cash and cash equivalents at the end of the period		83,704	99,912

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Nexters Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2022 and March 31, 2021

(in thousands of US$ unless stated otherwise)

1.	Reporting entity

Nexters Inc. (the “Company”) is a company incorporated under the laws of the British Virgin Islands on January 27, 2021, which was formed for the sole purpose of effectuating the Transaction meaning the merger with Kismet Acquisition One Corp (“Kismet”) contemplated by the Business Combination Agreement, which was consummated on August 26, 2021.

Prior to the Transaction, the Company had no material assets and did not conduct any material activities other than those incidental to its formation and the matters contemplated by the Business Combination Agreement, such as the making of certain required securities law filings.

The mailing and registered address of Nexters Inc.’s principal executive office is 55, Griva Digeni, 3101, Limassol, Cyprus.

Nexters Inc. is the direct parent of Nexters Global Ltd, which was incorporated in Cyprus on November 2, 2009 as a private limited liability company under the Cyprus Companies Law, Cap. 113. Nexters Global Ltd’s registered office is at Faneromenis 107, 6031, Larnaca, Cyprus.

The principal activities of the Company and its subsidiaries (the “Group”) are the development and publishing of online games for mobile, web and social platforms. The Group also derives revenue from advertising services. Information about the Company’s main subsidiaries is disclosed in Note 24.

The Company’s ordinary shares and warrants are listed on Nasdaq under the symbols GDEV and GDEVW, respectively.

The Group has no ultimate controlling party.

2.	Basis of presentation

These interim condensed consolidated financial statements for the three months ended March 31, 2022 have been prepared in accordance with IAS 34 Interim Financial Reporting as issued by the International Accounting Standards Board (IASB), and should be read in conjunction with the Group’s last annual consolidated financial statements as at and for the year ended December 31, 2021 included in the Form 20-F for the year ended December 31, 2021 as filed with the Securities and Exchange Commission on April 29, 2022. They do not include all the information required for a complete set of financial statements prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the IASB. However, selected explanatory notes are included to explain events and transactions that are significant to an understanding of the changes in the Group’s financial position and performance since the annual consolidated financial statements for the year ended December 31, 2021.

These interim condensed consolidated financial statements were authorized for issue by the Group’s Board of Directors on July 4, 2022.

3.	Summary of significant accounting policies

The accounting policies and methods of computation applied in the preparation of these interim condensed consolidated financial statements are consistent with those disclosed in the annual consolidated financial statements of the Group for the year ended December 31, 2021 included in the Form 20-F for the year ended December 31, 2021 as filed with the Securities and Exchange Commission on April 29, 2022. The Group has not early adopted any other standard, interpretation or amendment that has been issued but is not yet effective.

Nexters Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2022 and March 31, 2021

(in thousands of US$ unless stated otherwise)

3.1.	Business combinations and goodwill

Business combinations are accounted for using the acquisition method. The cost of an acquisition is measured as the total of the consideration transferred, measured at acquisition date fair value, and the amount of any non-controlling interest in the acquiree. For each business combination, the acquirer measures the non-controlling interest in the acquiree either at fair value or at the proportionate share of the acquiree's identifiable net assets. Acquisition costs incurred, such as finder's fees, legal fees, due diligence fees, and other professional and consulting fees, are expensed and included in operating expenses.

The Group measures goodwill as the fair value of the consideration transferred including the recognized amount of any non-controlling interest in the acquiree, less the net recognized amount (generally fair value) of the identifiable assets acquired and liabilities assumed, all measured as at the acquisition date.

Consideration transferred includes the fair values of the assets transferred, liabilities incurred by the Group to the previous owners of the acquiree, and equity interests issued by the Group. Consideration transferred also includes the fair value of any contingent consideration and vested share-based payment awards of the acquiree that are replaced in the business combination.

If control is achieved in stages, the acquirer's previously held equity interest in the acquiree is remeasured to fair value as at the acquisition date through profit or loss.

A contingent liability of the acquiree is recognized in a business combination only if such a liability represents a present obligation and arises from a past event, and its fair value can be measured reliably.

Only components of non-controlling interest constituting a present ownership interest that entitles their holder to a proportionate share of the entity's net assets in the event of liquidation are measured at either fair value or at the present ownership instruments' proportionate share of the acquiree's identifiable net assets. All other components are measured at their acquisition date fair value.

The Group accounts for a change in the ownership interest of a subsidiary (without loss of control) as a transaction with owners in their capacity as owners. Therefore, such transactions do not give rise to goodwill, nor do they give rise to a gain or loss and are accounted for as an equity transaction.

After initial recognition, goodwill is measured at cost less any accumulated impairment losses. For the purpose of impairment testing, goodwill acquired in a business combination is, from the acquisition date, allocated to each of the Group's cash generating units that are expected to benefit from the synergies of the combination, irrespective of whether other assets or liabilities of the acquiree are assigned to those units.

Where goodwill forms part of a cash-generating unit (CGU) and part of the operation within that unit is disposed of, the goodwill associated with the operation disposed of is included in the carrying amount of the operation when determining the gain or loss on disposal of the operation. Goodwill disposed of in this circumstance is measured based on the relative values of the operation disposed of and the portion of the cash-generating unit retained. If the Group reorganizes its reporting structure in a way that changes the composition of one or more cash-generating units to which goodwill has been allocated, the goodwill is reallocated to the units affected. The reallocation is performed using a relative value approach similar to that used in connection with the disposal of an operation within a cash-generating unit, unless some other method better reflects the goodwill associated with the reorganized units.

A.	Acquisition of game development studios

On January 25, 2022, the Board approved the acquisition of three game development studios, aiming at accelerating the Company’s product growth strategy and enlarging its player base.

The Company acquired 100%, 48.8% and 49.5% of the issued share capital of Gracevale Ltd, MX Capital Ltd, and Castcrown Ltd, respectively. For the information regarding the associates please see Note 15.

On January 27, 2022, the Company entered into a share purchase agreement to acquire 100% of the issued share capital of Gracevale Ltd, developer and publisher of PixelGun 3D mobile shooter title, for a total consideration of up to 70,000. The deal included a cash consideration of 55,517, a share consideration of 3,963, and a deferred share consideration of 10,520 subject to certain conditions. In parallel with the acquisition of Gracevale Ltd, the Company also acquired Lightmap Studio for an amount of 150, which will now take part in the maintenance and support of Pixel Gun 3D. The two transactions were fully executed on January 31, 2022. The deal is accounted for as business combinations based on the provisions of IFRS 3. Gracevale Ltd was renamed to Lightmap Ltd on March 30, 2022.

Nexters Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2022 and March 31, 2021

(in thousands of US$ unless stated otherwise)

Based on the Share purchase agreement at the date of acquisition the seller received the option to require Nexters Inc. to acquire outstanding consideration shares from the seller for a price of US$ 10.00 per share. There are two scenarios when the option becomes exercisable:

- the first scenario is when the shares become ineligible for sale on Nasdaq in one year from the date of allotment of such shares;

- the second scenario represents a general right to repurchase outstanding consideration shares no later than two years from the acquisition date.

The option is recognized on the acquisition date in the amount of 13,636 calculated as the present value of the redemption amount of the share consideration discounted using the Company's incremental borrowing rate. The unwinding of the discount from the acquisition date till the reporting date amounted to 67.

B.	Consideration transferred

The following table summarises the acquisition-date fair value of each major class of consideration transferred.

Consideration transferred
Cash	55,667
Share consideration	3,158
Deferred share consideration	8,384
Total fair value of consideration	67,209

Share consideration and deferred share consideration fair value were determined using the quantity of the shares stated in the share purchase agreement multiplied by the share price of Nexters Inc. as at the date of acquisition, which is US$ 7.97.

The difference between the share considerations and put option of the sellers of Lightmap Ltd of 2,094 is reflected in the interim condensed consolidated statement of changes in equity in the line “Issue of ordinary shares related to business combination”.

Nexters Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2022 and March 31, 2021

(in thousands of US$ unless stated otherwise)

C.	Fair value of the assets acquired and liabilities assumed

The fair values of the identifiable assets and liabilities of Lightmap Ltd on provisional basis as at the date of acquisition were:

Fair value recognized on acquisition, January 31, 2022, Lightmap Ltd
Assets
Property and equipment	68
Intangible assets	17,664
Right-of-use assets	230
Indemnification asset	3,043
Trade and other receivables	2,375
Cash and cash equivalents	1,555
Prepaid tax	383
25,318
Liabilities
Lease liabilities	(230)
Trade and other payables	(2,185)
Provisions for non-income tax risks	(1,381)
Tax liability	(1,721)
(5,517)
Total identifiable net assets at fair value	19,801
Goodwill arising on acquisition	47,408
NCI	—
Purchase consideration transferred	67,209

Analysis of cash flows on acquisition:
Net cash acquired with the subsidiary	1,555
Consideration to be paid	(55,667)
Cash payable after reporting period	4,090
Net cash flow in acquisition	(50,022)

D.	Goodwill

Goodwill recognized in the amount of 47,408 is attributable primarily to the synergy effects as well as workforce and was assigned to the whole Group as one Cash Generating Unit (see Note 4). None of the goodwill is expected to be deductible for income tax purposes. The Company recognized separately from the acquisition the cost of the due diligence of 51 as acquisition related costs that should be expensed in the current period.

Lightmap Ltd’s property and equipment consist of office equipment purchased within the last three years, its fair value approximates to its carrying amount.

At the date of the acquisition, the fair value of the trade and other payables of Lightmap Ltd approximates to its carrying amount due to the fact they are represented by short-term advances and lease deposit.

The group measured the acquired lease liabilities using the present value of the remaining lease payments at the date of acquisition. The right-of-use assets were measured at an amount equal to the lease liabilities.

Nexters Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2022 and March 31, 2021

(in thousands of US$ unless stated otherwise)

The group’s trade and other receivables amount represents gross contractual amounts for the acquired receivables, its fair value approximates to its carrying amount as they are mostly short-term.

The deferred revenue represents the payments from players for virtual items, which are non-refundable and relate to non-cancellable contracts that specify the company's obligations. These payments are initially recorded as deferred revenue. The related platform and payment processing fees are recorded as expense in the same period when the relevant revenue is recognized while the amount of the platform and payment processing fees, which relate to the deferred revenue, is recognized as deferred platform commission fees. Management applied the bottom-up approach to estimate the fair value of the deferred revenue as required by IFRS 3. Under this approach, the company adds the cost that it incurs to fulfill the performance obligation to the profit margin. The cost does not include items such as marketing, training, and recruiting. Such costs are not included as the company incurs these either before the acquisition date or these are not needed to fulfill the obligation. Based on the analysis, the fair value of the deferred revenue was determined to be insignificant. Respectively, the fair value of the deferred commission fees is also insignificant. Therefore, no balances were recognized as of the acquisition date.

CGU was not tested for impairment because there were no impairment indicators as at March 31, 2022.

From the date of acquisition Lightmap Ltd has contributed revenue of 685 and net loss before tax of 2,012 from the continuing operations of the Group.

If the acquisition had taken place at the beginning of the year, consolidated revenue of the Group would have been 126,630 and profit before tax from continuing operations for the period would have been 23,277.

For the details of measurement of the intangible assets recognized as at acquisition date see Note 4.

E.	Reconciliation of carrying amount of goodwill

Cost
Balance at January 1, 2022	1,501
Acquisition through business combination	47,408
Translation reserve	(195)
Balance at March 31, 2022	48,714

F.	Contingencies

Lightmap Ltd recognized a liability of 925 in relation to corporate income tax risks and of 1,381 in relation to indirect taxes, as it considered that there is a present obligation as a result of past events with the probable outflow of resources. Lightmap Ltd also recognized a contingent liability of 737 under IFRS 3 in relation to corporate income tax, as it considered that there is a present obligation as a result of past events with the probability of outflow of the recourses lower than 50%. The Company recognized the indemnification asset in the amount equal the total liability of the mentioned risks, as such indemnification was provided in the share purchase agreement.

4.	Use of judgements and estimates

In preparing these interim condensed consolidated financial statements, management has made judgements and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities, income, and expense. Actual results may differ from these estimates.

Nexters Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2022 and March 31, 2021

(in thousands of US$ unless stated otherwise)

The significant judgements made by management in applying the Group’s accounting policies and the key sources of estimation uncertainty were the same as those described in the Group’s consolidated financial statements for the year ended December 31, 2021 except for as described below.

Warrants’ valuation

Upon completion of the Transaction on August 26, 2021, each outstanding warrant to purchase Kismet’s ordinary shares was converted into a warrant to acquire one ordinary share of the Company, at a price of US$ 11.50 per share. A total of 20,250,000 Kismet warrants were converted into 20,250,000 warrants of the Company, 13,500,000 of which are public and 6,750,000 of which are private.

The Company accounts for the warrants in its financial statements as a liability in accordance with IAS 32 - Financial Instruments: Presentation and IFRS 9 - Financial Instruments. The warrants are initially recorded at fair value and then revalued at each reporting date until exercised, with any change in fair value to be recognized in the interim condensed consolidated statement of profit or loss and other comprehensive income.

Management exercised judgement in applying Monte-Carlo simulation for the purpose of estimating fair value of Private Warrants and Public Warrants, as there is no active market. For the key assumptions of the model see Note 21.

Sensitivity to input parameters

Our estimates are sensitive to input parameters, particularly to change in volatility. Below is the analysis of sensitivity to this parameter:

•	While other parameters remain constant, an increase of volatility by 10% would increase the fair value of public and private warrants as at March 31, 2022 by 2,758.
•	While other parameters remain constant, a decrease of volatility by 10% would decrease the fair value of public and private warrants as at March 31, 2022 by 2,192.

Key assumption of share price in the model is starting share price which is estimated based on the two approaches (see Note 21). Another key assumption of risk-free rate is a static parameter as of date derived from Bloomberg system applied without modifications.

Below is the analysis of sensitivity to the starting share price parameter:

•	While other parameters remain constant, an increase of starting share price by 10% would increase the fair value of public and private warrants as at March 31, 2022 by 3,421.
•	While other parameters remain constant, a decrease of starting share price by 10% would decrease the fair value of public and private warrants as at March 31, 2022 by 2,623.

Measurement of the financial instruments issued as part of the investments in equity accounted associates

Valuation of the financial instruments arose in the result of investments into equity associates during the reporting period which included sellers and founders earn-outs, call and put options of Nexters Inc. and respective shareholders as per shareholders’ and share purchase agreements.

Valuation of the financial instruments is based on achievement by the equity accounted associates of performance targets such as Net bookings and EBITDA over certain agreed periods of time. In order to estimate achievement of such performance targets management utilized Monte-Carlo simulations over the agreed periods and projected various outcomes for each performance target based on the underlying management assumptions of the investees’ future business growth. Management determined the fair values of the financial instruments based on outputs provided by those Monte-Carlo simulations.

Nexters Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2022 and March 31, 2021

(in thousands of US$ unless stated otherwise)

In order to estimate achievement of performance targets agreed for valuation of financial instruments (see Note 3 and 15) management applied the following assumptions:

•	Assumption of target pay back on marketing investments in customer acquisition applied to the projected periods. This assumption is based on the historical effectiveness of marketing expenses with Hero Wars game and management applied adjustment related to uncertainty of the games being new.

•	Assumption of Discount rate based on weighted average cost of capital (WACC) of Nexters Inc., which was adjusted to account for the specific risks of investees.

•	Assumption of valuation of investees based on multiples of Enterprise Value to Net bookings and Enterprise Value to Investor's consolidated management EBITDA based on publicly traded peers from gaming industry.

•	Assumption of Standard deviation (Sigma parameter of GBM distribution) of marketing expenditure incurred in order to generate bookings over the projected period of time with bookings benchmarked against historic performance of the same genre games in the gaming industry and implying certain Failure rate for such games.

Due to the fact, that stochastic generated marketing costs are mainly dependent from sigma parameter of GBM distribution, sigma was used in sensitivity tests to determine change in fair value of financial instruments with the change of marketing costs.

The analysis of sensitivity to the key parameters of financial model in MX Capital Ltd are presented below:

•	While other parameters remain constant, an increase of target pay back on marketing investments by 30 days would decrease the fair value of founders earn-outs, sellers earn-outs, call and put options of MX Capital Ltd as at March 31, 2022 by 676, 499, 385 and 2 consequently.
•	While other parameters remain constant, a decrease of target pay back on marketing investments by 30 days would increase the fair value of founders earn-outs, sellers earn-outs and call option of MX Capital Ltd as at March 31, 2022 by 1,168, 301 and 268 and decrease the fair value of put option by 66.
•	While other parameters remain constant, an increase of WACC by 3 percentage points would decrease the fair value of founders earn-outs, sellers earn-outs, call and put options of MX Capital Ltd as at March 31, 2022 by 525, 878, 501 and 42 consequently.
•	While other parameters remain constant, a decrease of WACC by 3 percentage points would increase the fair value of founders earn-outs, sellers earn-outs and call and put options of MX Capital Ltd as at March 31, 2022 by 485, 800, 412 and 33 consequently.
•	While other parameters remain constant, an increase of multiples by 5% would increase the fair value of call option of MX Capital Ltd as at March 31, 2022 by 2,573 and decrease the fair value of put option by 49.
•	While other parameters remain constant, a decrease of multiples by 5% would increase the fair value of put option of MX Capital Ltd as at March 31, 2022 by 141 and decrease the fair value of call option by 2,042.
•	While other parameters remain constant, an increase of sigma by 0.03 would increase the fair value of put option of MX Capital Ltd as at March 31, 2022 by 197 and decrease the fair value of founders earn-outs, sellers earn-outs and call option by 254, 684 and 548 consequently.
•	While other parameters remain constant, a decrease of sigma by 0.03 would increase the fair value of founders earn-outs, sellers earn-outs and call option of MX Capital Ltd as at March 31, 2022 by 127, 675 and 562 and decrease the fair value of put option by 202.

The analysis of sensitivity to the key parameters of financial model in Castcrown Ltd are presented below:

•	While other parameters remain constant, an increase of target pay back on marketing investments by 30 days would decrease the fair value of call option of Castcrown Ltd as at March 31, 2022 by 419.
•	While other parameters remain constant, a decrease of target pay back on marketing investments by 30 days would increase the fair value of call option of Castcrown Ltd as at March 31, 2022 by 826.
•	While other parameters remain constant, an increase of WACC by 3 percentage points would decrease the fair value of call option of Castcrown Ltd as at March 31, 2022 by 747.
•	While other parameters remain constant, a decrease of WACC by 3 percentage points would increase the fair value of call option of Castcrown Ltd as at March 31, 2022 by 651.
•	While other parameters remain constant, an increase of multiples by 5% would increase the fair value of call option of Castcrown Ltd as at March 31, 2022 by 516.

Nexters Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2022 and March 31, 2021

(in thousands of US$ unless stated otherwise)

•	While other parameters remain constant, a decrease of multiples by 5% would decrease the fair value of call option of Castcrown Ltd as at March 31, 2022 by 185.
•	While other parameters remain constant, an increase of sigma by 0.04 would decrease the fair value of call option of Castcrown Ltd as at March 31, 2022 by 712.
•	While other parameters remain constant, a decrease of sigma by 0.04 would increase the fair value of call option of Castcrown Ltd as at March 31, 2022 by 588.

Measurement of the intangible assets recognized at the business combination

Management has assessed fair value of the assets acquired and liabilities assumed in the acquisition of Lightmap Ltd. Management used the relief-from royalty method under the income approach to measure the fair value of the intangible assets acquired. The intangible assets acquired mainly include IP rights, trademark, domain name and R&D.

The relief-from-royalty method measures the fair value of intangible assets using assumptions about what would it cost for a market participant to use the acquired intangible asset if another entity owned it. This technique is appropriate only if the highest and best use of the asset is to use it actively in the market. As a result of owning the asset, a market participant is relieved from making royalty payments that might otherwise be required. This method includes assumptions about the stream of payments that would be required, usually in the form of royalties, to another party for the right to use the asset. The fair value of the intangible asset is measured as the discounted stream of payments from which the acquiring entity is relieved because it owns the asset.

Management believes that the ‘relief-from-royalty method’ is the most appropriate method for the valuation of the intangible assets, as it minimizes the unobservable inputs. The highest and best use of main game of Gracevale Ltd is to use it actively in the market and earn revenue from in-app purchases and advertising. The fair value of the game can be measured as the discounted stream of royalty payments from which Nexters Inc. is relieved because it owns the asset. The following assumptions were used to measure the fair value of the intangible assets:

•	A specific pre-tax discount rate, which is based on the WACC of Nexters Inc. amounting to 13% and additional 3% to reflect the investee-specific risks. The Nexters Inc.'s WACC is based on the rate of 10-year treasury bonds issued by the government in the US market and in the same currency as the cash flows, adjusted for a risk premium to reflect both the increased risk of investing in equities generally and the systematic risk of the specific CGU;

•	A useful life of the game was assumed to be four years, as the game has reached its maturity stage.

•	Royalty rate of 26% was used being the median of the arm’s length royalty rate ranges observed in the market from 19% to 40%.

•	Projected gross booking based on the financial models’ base forecast including failure rate of 21.05%, based on on AppMagic historical data of the games having the same genre and comparable size. Failure event is a descend of the net bookings for 20% for two consecutive years. This event means that Company was unable to find marketing strategy to scale the business.

Measurement of the tax uncertainties of the acquired companies

Accounting for the tax uncertainties involves a significant judgement in respect of both assessment of the probability of the realization of the tax uncertainties and quantification of the tax uncertainties.

The Group recognized the tax uncertainties by applying 75% probability to the tax uncertainties considered to be probable and 30% to the tax uncertainties considered to be possible. For the more details on the amounts of tax risks see Note 12, 15 and 20, depending on the nature of the risk.

Nexters Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2022 and March 31, 2021

(in thousands of US$ unless stated otherwise)

Seasonality

Our business experiences the effects of seasonality. We usually experience certain decreases in the efficiency of our marketing and user acquisition towards the end of the year as a result of competition for the same users from retail advertising campaigns during Halloween, Thanksgiving and Christmas as well as during summer months due to the decrease in time spent online by our players during the summer vacation season. We typically benefit from the increased efficiency in this respect during the first quarter of each year. To address seasonality, our strategy is to (i) decrease the intensity of our user acquisition and marketing campaigns in summer and towards the end of the year; (ii) only utilize those channels and instruments that we believe are less saturated with the competing marketing campaigns; and (iii) increase the intensity of our user acquisition and marketing activities in the first quarter of each year.

Correction of errors – comparative period

During the preparation of the consolidated financial statements for 2021, management identified several errors, which were disclosed in the respective note.

They related to the inconsistencies in calculation of the withholding taxes in Brazil and Taiwan, Japan, deferred revenue and complex share options for the periods ended on December 31, 2020 and 2019.

5.	Segment reporting

We operate through one operating segment with one business activity: development and publishing of online games for mobile, web and social platforms, including Hero Wars, Island Experiment, Throne Rush and other. The financial information reviewed by our Chief Operating Decision Maker, which is our Chief Executive Officer and Board of Directors, is included within one operating segment for purposes of allocating resources and evaluating financial performance.

We disclose the geographical distribution of our revenue in Note 7. We do not have the ability to track revenue deferral on a by country basis therefore we applied average deferral rate to in-game purchases disaggregated by geography.

6.	Earnings/(loss) per share

Basic earnings/(loss) per share amounts are calculated by dividing profit/(loss) for the period net of tax attributable to ordinary equity holders of the parent by the weighted average number of ordinary shares outstanding during the period.

Diluted earnings/(loss) per share amounts are calculated by dividing the net profit/(loss) for the period net of tax attributable to ordinary equity holders of the parent adjusted for the effect of any potential share exercise by the weighted average number of ordinary shares outstanding during the period plus the weighted average number of ordinary shares that would be issued on conversion of all the dilutive potential ordinary shares into ordinary shares.

The following reflects the income and share data used in basic and diluted earnings/(loss) per share computations for the three months ended March 31, 2022 and March 31, 2021:

	Three months ended March 31, 2022	Three months ended March 31, 2021
Profit/(loss) for the period net of tax attributable to ordinary equity holders of the parent for basic earnings	23,429	(11,787)

Weighted average number of ordinary shares for basic and diluted earnings per share	197,971,371	176,584,343

Earnings/(loss) per share:
Earnings/(loss) attributable to ordinary equity holders of the parent, US$	0.12	(0.07)

Nexters Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2022 and March 31, 2021

(in thousands of US$ unless stated otherwise)

The Company applies guidance on retrospective adjustments in IAS 33 to reflect the impact of the Transaction on the earnings per share calculation. The number of shares prior to the Transaction was determined as the number of shares of Nexters Global Ltd multiplied by the ratio of the Nexters Inc. shares issued to the Nexters Global Ltd shareholders upon the Transaction to the Nexters Global Ltd shares prior to the Transaction.

The Company does not consider the effect of the warrants sold in the Initial Public Offering and private placement and the options granted under Employee Stock Option plan in the calculation of diluted loss per share, since they do not have a dilutive effect as at the reporting date they are out of the money, except an insignificant portion of vested options with strike price of 0. Deferred exchange shares are not considered by the Company in calculation of the basic and diluted earnings per share, as the instrument is neither vested at the reporting date nor would have been vested if the reporting date was the end of the contingent period, due to Deferred exchange shares in aggregate of 20,000,000 which are subject to certain conditions in accordance with Business Combination agreement with Kismet and those conditions were not met.

The increase in the number of shares amounted to 1,448,270 is caused by allotment of share consideration for acquisition of Gracevale Ltd as discussed in the Note 3.

7.	Revenue

The following table summarizes revenue from contracts with customers for the three months ended March 31, 2022 and March 31, 2021:

	Three months ended March 31, 2022	Three months ended March 31, 2021
In-game purchases	120,039	82,771
Advertising	6,032	3,918
Total	126,071	86,689

The following table set forth revenue disaggregated based on geographical location of our payers:

Geographic location

	Three months ended March 31, 2022	Three months ended March 31, 2021
US	39,182	28,944
Europe	26,715	20,907
FSU*	13,146	11,635
Asia	35,324	18,280
Other	11,704	6,923
Total	126,071	86,689

*Former Soviet Union countries include Russia, Ukraine, Georgia, Belorussia, Uzbekistan, Armenia, Azerbaijan, Kazakhstan, Kyrgyzstan, Moldova, Turkmenistan, Tajikistan, Latvia, Lithuania and Estonia.

96% of the Group’s total revenues for the three months ended March 31, 2022 was generated by Hero Wars game title (98% - for the three months ended March 31, 2021).

Nexters Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2022 and March 31, 2021

(in thousands of US$ unless stated otherwise)

8.	Game operation cost

Game operation cost consists mainly of employee benefits expenses. The following table summarizes game operation cost for the three months ended March 31, 2022 and March 31, 2021:

	Three months ended March 31, 2022	Three months ended March 31, 2021
Employee benefits expenses	(7,767)	(2,244)
Technical support services	(1,543)	(1,693)
	(9,310)	(3,937)

Technical support services mainly relate to maintenance and upgrades of the Group's software applications provided by a third party and servers’ support cost.

9.	Selling and marketing expenses

Selling and marketing expenses consist mainly of expenses to attract new users through advertising. The following table summarizes selling and marketing expenses for the three months ended March 31, 2022 and March 31, 2021:

	Three months ended March 31, 2022	Three months ended March 31, 2021
Advertising costs	(55,151)	(64,444)
Employee benefits expenses	(1,442)	(283)
	(56,593)	(64,727)

Advertising costs decreased for the three months ended March 31, 2022 in comparison to the three months ended March 31, 2021 mainly due to the suspension of marketing activities in FSU countries as well as general decrease of marketing expenses due to the saturation of the market in the first quarter of 2022.

10.	General and administrative expenses

The following table summarizes general and administrative expenses for the three months ended March 31, 2022 and March 31, 2021:

	Three months ended March 31, 2022	Three months ended March 31, 2021
Employee benefits expenses	(4,761)	(1,078)
Professional fees	(1,493)	(1,407)
Other operating expenses	(2,242)	(324)
	(8,496)	(2,809)

11.	Finance income and finance expenses

	Three months ended March 31, 2022	Three months ended March 31, 2021
Interest income	99	—
Finance income	99	—

	Three months ended March 31, 2022	Three months ended March 31, 2021
Foreign exchange loss	(781)	(1,801)
Bank charges	(147)	(55)
Unwinding of discount on the put option liability	(67)	—
Interest expense	(43)	(24)
Finance expenses	(1,038)	(1,880)

Nexters Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2022 and March 31, 2021
(in thousands of US$ unless stated otherwise)

12.	Taxation

The Group recognized income tax expense in the amount of 752, major part of which relates to the income tax expense of Nexters Global Ltd 764 and Nexters Online (43) (184 for the three months ended March 31, 2021, major part of which related to the income tax expense of Nexters Global Ltd).

In accordance with the Cypriot tax rules the companies shall use their financial reporting in accordance with IFRS as tax records with certain insignificant exceptions. As a result, the Group has no material temporary differences between the tax and accounting bases of assets and liabilities and consequently no material deferred tax effect. Under certain conditions interest income of 99 (0 for the three months ended March 31, 2021) may be subject to defense contribution at the rate of 30%. In such cases this interest will be exempt from corporation tax. In certain cases, dividends received from abroad may be subject to defense contribution at the rate of 17%.

The applicable tax rate used for reconciliation is 12.5% for Cyprus companies and between 0% and 20% for Russian entities.

(a)	Cyprus IP box regime

In 2012, the government of Cyprus introduced a regime applicable to Intellectual Property (IP) (the 'Old IP Regime'). The provisions of the Old IP regime allow for an 80% deemed deduction on royalty income and capital gains upon disposal of IP, owned by Cypriot resident companies (net of any direct expenses and amortization provisions over a 5-year period), bringing the effective tax rate on eligible IP income down to 2.5%.

In 2016, the House of Representatives passed amendments to the Income Tax Law (the 'New IP Regime') in order to align the current Cyprus IP tax legislation with the provisions of Action 5 of the OECD’s Base Erosion and Profit Shifting (BEPS) project. The amendments apply retroactively, as from July 1, 2016, but according to transitional arrangements, companies benefiting from the Old IP Regime could continue to apply its provisions until June 30, 2021, as long as the IP assets either generated income or their development was completed as at June 30, 2016. Therefore, the Group continued to benefit from the Old IP Regime up to June 30, 2021.

As of July 1, 2021, the Group applies the provisions of the New IP Regime, which are based on the nexus approach. According to the nexus approach, for an intangible asset to qualify for the benefits of the regime, there needs to be a direct link between the qualifying income and the qualifying expenses contributing to that income. An amount equal to 80% of the qualifying profits earned from qualifying intangible assets are excluded from the taxable profit, bringing the effective tax rate on eligible IP income down up to 2.5%. Under both the Old and the New IP Regimes, in case a loss arises instead of profit, the amount of loss that can be set off is limited to 20%. The respective tax loss can be carried forward and utilized for the period of 5 years. Ending of the Old IP Box regime on June 30, 2021 and transition to the New IP Regime does not affect the amounts of current or deferred income taxes recognized at December 31, 2021, nor is it expected to increase the Group's future current tax charge significantly.

Nexters Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2022 and March 31, 2021
(in thousands of US$ unless stated otherwise)

(b)	Reconciliation of effective tax rate

The reconciliation of the effective tax rate to a statutory tax rate is presented in a table below:

	Three months ended March 31, 2022	Three months ended March 31, 2021
Profit/(loss) before income tax	24,163	(11,603)
Tax calculated at the applicable tax rates	(3,008)	1,461
Effect of different tax rates in other countries	(81)	12
Tax effect of non-taxable income net of non-deductible expenses	590	(120)
Tax effect of deductions under special tax regimes	1,808	(1,118)
Tax effect of tax losses brought forward	611	(220)
Tax effect of loss for the year	(467)	—
Overseas tax in excess of credit claim used during the period	(205)	(199)
Income tax expense	(752)	(184)

(c)	Uncertainty over the income tax treatment and unrecognized deferred tax asset

Starting from January 1, 2019 the Company has changed its tax reporting principles, judgements and estimates in a few areas including, among others, revenue recognition for in-game purchases and software development costs, which resulted in a substantial amount of revenues related to in-game purchases made by Group’s consumers in 2019 being deferred to 2020 and beyond (see Note 22 for details). As a consequence, the Company has booked a substantial tax loss in 2019, 2020 and 2021.

These new principles and estimates in respect of the tax records have not yet been assessed or approved by the tax authorities, therefore we have no assurance as to whether they will be accepted by the relevant tax authorities. There also can be no assurance that the accounting treatment of certain transactions under IFRS as accepted by the Company like share-based payments, indirect taxes etc. will not be challenged by the relevant tax authorities. The Company has not recognized any tax expense in respect of these uncertainties as it believes that its tax records are in compliance with the existing laws and regulations and that its accruals for tax liabilities are sufficient and adequate for all open tax years based on its assessment of many factors, including interpretations of tax law and prior experience.

Overseas tax in excess of credit claims used during the year represents withholding income tax charges imposed in respect of the Group’s bookings in certain jurisdictions where the Group’s customers are located.

Tax losses may be carried forward for five years. Group companies may deduct losses against profits arising during the same tax year. As at March 31, 2022 the Group did not recognize a deferred tax asset of 1,129 resulting from the tax losses reported in 2019, 2021 and the first quarter of 2022 because of the uncertainties described above (as at December 31, 2021:1,273). Tax losses for which no deferred tax asset was recognized expire in 2026 and 2027.

(d)	Tax risks accrued

A portion of the tax liability represents the corporate income tax risks of Lightmap Ltd in the amount of 1,662 (see Note 3). The rest is represented mainly by the withholding taxes related to the corporate income tax, such as withholding tax in Brazil and Taiwan.

Nexters Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2022 and March 31, 2021
(in thousands of US$ unless stated otherwise)

13.	Property and equipment

During the three months ended March 31, 2022, the Group acquired property and equipment with a cost of 504 (three months ended March 31, 2021: 126). Property and equipment with a cost of 68 was acquired in the process of acquisition of subsidiaries (three months ended March 31, 2021: 500). No assets were disposed of by the Group during the three months ended March 31, 2022 and 2021.

14.	Intangible assets

During the three months ended March 31, 2022, the Group acquired intangible assets with a cost of 17,672 (three months ended March 31, 2021: 110). Intangible assets with a cost of 17,664 was acquired in the process of acquisition of subsidiaries (three months ended March 31, 2021: 52), see Note 3 for more details. No assets were disposed of by the Group during the three months ended March 31, 2022 and 2021.

15.	Investments in equity accounted associates

MX Capital Ltd

As at January 27, 2022, the Company entered into a share purchase agreement to acquire 48.8% of the issued share capital of MX Capital Ltd from Everix Investments Ltd for an initial consideration of 16,586 paid in cash.

Further earn-out payments of up to 35,000 may increase the consideration depending on achievement of certain agreed metrics by MX Capital Ltd. This further consideration is payable by cash and newly issued equity of the Company and is based on a discount to a projected future enterprise valuation of the Company. The fair value of such earn-out payments is 11,502, which was determined based on Monte-Carlo simulations of monthly marketing expenses of the group’s financial model leading to expected pay-outs of earnouts (see Note 4 for the details).

On the same date, the Company entered into a shareholders’ agreement with the remaining shareholder of MX Capital Ltd, which provided for a put and call option deal allowing the Company to obtain control of 100% of the issued share capital of MX Capital Ltd in the first half of 2024. The price payable under the put and call options depends on achievement of certain agreed KPIs by MX Capital Ltd. The fair value of such symmetric option is 6,779 based on the Monte-Carlo simulations of monthly marketing expenses of the group’s financial model leading to expected buy-out of remaining shares (see Note 4 for the details).

Also, depending on the achievement of another set of KPIs by MX Capital Ltd, the Company shall pay the remaining shareholders an amount not exceeding 100,000 as further consideration for the sale of the option shares. MX Capital Ltd stands behind the RJ Games studio, developer of Puzzle Breakers, a new mobile midcore game that is present in both puzzle and RPG genres. The transaction was fully executed on February 4, 2022. The fair value of such earn-outs is 4,692 based on Monte-Carlo simulations of monthly marketing expenses of the group’s financial model leading to expected pay-outs of earnouts (see Note 4 for the details).

Founders and sellers earn-outs are recognized within the line Other non-current liabilities in this interim consolidated condensed statement of financial position.

Nexters Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2022 and March 31, 2021
(in thousands of US$ unless stated otherwise)

The deal is accounted for as equity accounted associate based on the provisions of IAS 28. The fair values of the identifiable assets and liabilities on provisional basis as at the date of acquisition were:

Fair value recognized on acquisition, February 4, 2022, MX Capital Ltd
Assets
Property and equipment	148
Intangible assets	18,339
Right-of-use assets	26
Trade and other receivables	177
Cash and cash equivalents	5,367
Prepaid tax	34
Loans receivable - current	34
Other assets	154
24,279
Liabilities
Trade and other payables	(1,150)
Tax liability	(155)
Provisions for non-income tax risks	(89)
Lease liabilities - current	(26)
Short term loans	(1,171)

(2,591)

Total identifiable net assets at fair value	21,688

Goodwill arising on acquisition	15,417

Purchase consideration transferred	16,586
Liability arising from sellers earn-outs	11,502
Liability arising from founders earn-outs	4,692
Liability arising from symmetric put option	544
Asset arising from symmetric call option	(7,323)

Goodwill of 15,417 is included in the carrying amount of the investment.

Intangible assets mainly include IP rights, trademark, domain name and R&D.

The group’s loss net of tax since the date of acquisition amounted 2,095, Nexters Inc.’s share of these losses was reflected in the amount of 1,018 in the interim condensed consolidated statement of profit or loss.

Castcrown Ltd

As at January 27, 2022, the Company entered into a share purchase agreement to acquire approximately 49.5% of the issued share capital of Castcrown Ltd for a total consideration of 2,970. Castcrown Ltd stands behind Royal Ark, a game studio responsible for two survival RPG titles – Dawn of Zombies and Shelter Wars. On the same date, the Company entered into a shareholders’ agreement with the remaining shareholders of Castcrown Ltd, which provided for a put and call option agreement allowing the Company to obtain control of 100% of the issued share capital of Castcrown Ltd. The call option may be exercised no later than April 1, 2027. The put option may be exercised from April 1, 2027 to July 1, 2027. The price payable under the put and call options depends on achievement of certain agreed metrics by Castcrown Ltd and is based on a discount to a projected future enterprise valuation of the Company. In consideration for being granted this call option, the Company to pay an option premium on exercise of call option to the remaining founders for an amount not exceeding 1,200, and may pay an additional option premium of 800 depending on the achievement of certain targets.

Nexters Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2022 and March 31, 2021
(in thousands of US$ unless stated otherwise)

The transaction was fully executed as at March 30, 2022. The deal is accounted for as equity accounted associate based on the provisions of IAS 28. The fair value of such option is 3,745 based on the Monte-Carlo simulations of monthly marketing expenses of the group’s financial model (see Note 4 for the details).

The fair values of the identifiable assets and liabilities on provisional basis as at the date of acquisition were:

Fair value recognized on acquisition, March 30, 2022, Castcrown Ltd
Assets
Property and equipment	4
Intangible assets	3,986
Trade and other receivables	498
Cash and cash equivalents	669
Loans receivable - current	121
5,278
Liabilities
Trade and other payables	(913)
Tax liability	(219)
Long term loans	(316)
(1,448)

Total identifiable net assets at fair value	3,830

Negative goodwill arising on acquisition	(2,673)

Purchase consideration transferred	2,970
Derivative asset arising from call option	(3,745)

Payment on consideration transferred was pending as at the reporting date.

Negative goodwill of 2,673 is included in the carrying amount of the investment and is reflected in the line “Share of loss of equity-accounted associates” of the interim condensed statement of profit or loss and arose due to the distressed asset sale by Castcrown Ltd’s shareholders due to the need in financing.

Intangible assets mainly include IP rights, trademark, domain name and R&D.

The group’s loss net of tax since the date of acquisition amounted 0, Nexters Inc.’s share of these losses was reflected in the amount of 0 in the interim condensed consolidated statement of profit or loss.

The Group recognized indemnification asset in the amounts of 119 and 105 for the tax risks of MX Capital Ltd and Castcrown Ltd respectively as such indemnification was provided in the share purchase agreements.

The Group capitalized legal expenses of 148 as part of acquisition costs.

16.	Loans receivable

As part of the share purchase agreement with MX Capital Ltd, the Company entered into a loan agreement with the acquired entity for a total amount of up to 43,000 plus the amount of debt owed by MX Capital Group to an affiliate of the previous shareholder. The first tranche of the loan for an amount of 8,000 was paid on February 4, 2022 upon completion of the share purchase agreement. On the same date, an additional 1,888 was granted to MX Capital Ltd, being the total debt owed to that affiliate. Tranches of 13,000, 16,000 and 6,000 will be available for drawing until July 1, 2022, February 1, 2023 and September 1, 2023, respectively, depending on the satisfaction by MX Capital Ltd of certain conditions. The loan bears interest of 7% per annum and is secured by a pledge of shares in MX Capital Ltd. All amounts granted should be repayable on April 1, 2027.

Nexters Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2022 and March 31, 2021
(in thousands of US$ unless stated otherwise)

The loans granted in 2021 are represented by loans to the Group’s employees. The exposure of the Group to credit risk is reported in Note 25 to the interim condensed consolidated financial statements.

17.	Lease

	Right-of-use assets	Lease liabilities
Balance at January 1, 2022	2,050	1,934
Additions	1,088	1,088
Acquisitions through business combinations	230	230
Depreciation	(551)	—
Interest expense	—	41
Payments	—	(675)
Effect of foreign exchange rates	(119)	(197)
Balance at March 31, 2022	2,698	2,421

Lease liabilities - current		1,544
Lease liabilities - non-current		877

	Right-of-use assets	Lease liabilities
Balance at January 1, 2021	1,044	1,111
Additions	1,574	1,574
Depreciation	(343)	—
Interest expense	—	24
Payments	—	(574)
Effect of foreign exchange rates	—	(43)
Balance at March 31, 2021	2,275	2,092

Lease liabilities - current		1,593
Lease liabilities - non-current		499

The amounts recognized in the interim condensed consolidated statement of profit or loss and other comprehensive income other than depreciation in relation to leases are presented in the table below:

	Three months ended March 31, 2022	Three months ended March 31, 2021
Expense relating to short-term and low-value leases	-	3
Interest expense on lease liabilities	41	24
	41	27

On January 31, 2022 Nexters Inc. acquired Lightmap Ltd group which had a lease agreement for the office building in Rostov-on-Don. The Company determines the commencement date as January 31, 2022, which is the acquisition date.

Total cash outflow for leases recognized in the interim condensed consolidated statement of cash flow is presented below:

	Three months ended March 31, 2022	Three months ended March 31, 2021
Сash outflow for leases	634	550
Interest on lease	41	24
Total cash outflow for leases	675	574

All lease obligations of Cypriot companies are denominated in €. The rate of 3% per annum was used as the incremental borrowing rate. Lease obligations of Russian subsidiaries are denominated in RUB. The rate of 11.75% per annum was used as the incremental borrowing rate.

Nexters Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2022 and March 31, 2021
(in thousands of US$ unless stated otherwise)

18.	Trade and other receivables

	March 31, 2022	December 31, 2021
Trade receivables	45,201	41,675
Deposits and prepayments	2,325	2,460
Other receivables	1,099	952
Total	48,625	45,087

The Group does not hold any collateral over the trading receivables balances.

The fair values of trade and other receivables approximate their carrying amounts as presented above.

The exposure of the Group to credit risk and impairment losses in relation to trade and other receivables is reported in Note 25 to these interim condensed consolidated financial statements.

The amount of ECL in respect of trade and other receivables is 162 as at March 31, 2022 and is 102 as at December 31, 2021.

19.	Trade and other payables

	March 31, 2022	December 31, 2021
Trade payables	15,065	16,191
Payables to the sellers on acquisitions	7,060	—
Provision for indirect taxes	4,197	6,923
Accrued salaries, bonuses, vacation pay and related taxes	5,371	1,924
Accrued professional services	918	1,100
Other payables	745	435
Total	33,356	26,573

The exposure of the Group to liquidity risk in relation to financial instruments is reported in Note 25 to the interim condensed consolidated financial statements.

20.	Provisions for non-income tax risks

The provisions consist of probable tax risks of Lightmap Ltd of 1,381. The Group recognizes the indemnification asset in the same amount on its consolidated statement of financial position.

It is mainly related to the acquired company’s indirect taxes risks together with the interest and penalties accrued which could be claimed by the tax authorities in Cyprus.

21.	Share warrant obligations

Upon completion of the Transaction on August 26, 2021, each outstanding warrant to purchase Kismet’s ordinary shares was converted into a warrant to acquire one ordinary share of the Company, at a price of US$ 11.50 per share. A total of 20,250,000 Kismet warrants were converted into 20,250,000 warrants of the Company, 13,500,000 of which are public and 6,750,000 of which are private.

Nexters Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2022 and March 31, 2021
(in thousands of US$ unless stated otherwise)

The fair value of Private and Public Warrants is determined using Level 3 inputs within the fair value hierarchy and is measured using Monte-Carlo simulation method along with Deferred Exchange Shares because of their potential dilution effect. The fair value of Public Warrants as at December 31, 2021 is determined using quoted market prices as they were traded in active market.

Key assumptions of the model:

	December 31, 2021	March 31, 2022
Risk free rate	forward USD overnight index swap (OIS) rates (curve 42)	forward USD overnight index swap (OIS) rates (curve 42)
Volatility	forward implied volatility rates based on volatilities of publicly traded peers	forward implied volatility rates based on volatilities of publicly traded peers
Starting share price1	8.06	5.01
Expected warrant life (years)	4.7	4.4

Key input parameter of the model is starting share price. As the trading of the Company’s shares was halted, the following approach was used to estimate the starting share price:

•	Method 1. Last quoted Company's share price adjusted for the discount for lack of marketability (DLOM) and impact of expected loss from decrease in bookings in FSU countries (Russia, Ukraine and Belarus) and one-off costs. The following adjustments were applied to the last traded quote of shares from Nasdaq of US$ 6.38 as at February 24, 2022:

-	Estimated effect of losses to be incurred as a result of changed operating environment, which is incorporated as a 5.1% downward adjustment to share price;

-	DLOM, which is estimated as 12.1%.

Based on the above adjustments to the last quoted share price, estimated starting share price per Method 1 is US$ 5.01.

•	Method 2. Multiples of the equity value (EV) to Bookings and EV to EBITDA based on valuation of publicly traded peers.

-	A list of peer companies was used and the appropriate multiples were applied to estimate the value of the company: EV/EBITDA and EV/Bookings as averages across the peers.

-	Implied stock price was calculated and DLOM was applied.

Method 2 provided the range of the starting share price from US$ 4.97 based on EV/EBITDA multiple to US$ 6.18 based on EV/Bookings multiple, which support the starting share price determined by Method 1.

The Company has recognized the following warrant obligations:

	Public Warrants	Private Warrants	Total
Balance at December 31, 2021	10,372	11,657	22,029
Fair value adjustment	(1,814)	(5,595)	(7,409)
Balance at March 31, 2022	8,558	6,062	14,620

The change in fair value of share warrant obligation is disclosed separately in the interim condensed consolidated statement of profit or loss and other comprehensive income.

1 Starting share price was the market price taken from Bloomberg for valuation as at December 31, 2021. As at March 31, 2022 is based on the methods disclosed above.

Nexters Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2022 and March 31, 2021
(in thousands of US$ unless stated otherwise)

22.	Deferred revenue and deferred platform commission fees

As at March 31, 2022, deferred revenue is expected to be recognized over a term of calculated average playing period of the paying users.

Deferred revenue is associated with the portion of in-game purchases revenue that is recognized over time.

The text below summarizes the change in deferred revenue and platform commission fees for three months ended March 31, 2022 and March 31, 2021.

The Group’s revenue recognized during the period of three months ended March 31, 2022 is 94,190 (three months ended March 31, 2021 – 63,973) and deferred the amount of 95,490 (three months ended March 31, 2021 – 90,846).

The Group’s platform commission recognized during the period of three months ended March 31, 2022 is 26,479 (three months ended March 31, 2021 – 19,297) and deferred the amount of 23,848 (three months ended March 31, 2021 – 24,852).

Insignificant increase in the amounts of deferred revenue as at March 31, 2022 compared to December 31, 2021 is due to an increase in the players lifespans substantially offset by lower bookings in the three months ended March 31, 2022 as compared with bookings in the second half of 2021. The decrease in the deferred platform commissions as at March 31, 2022 compared to December 31, 2021 is predominantly due to the decrease in the effective rate of the commissions withheld by platforms accompanied by the same effects which affected the amounts of deferred revenue during the three months ended March 31, 2022.

We use statistical estimation model to arrive at the average playing period of the paying users for each platform. As at March 31, 2022 and 2021 player lifespan for Hero Wars averages 26 and 24 months respectively. As at December 31, 2021 player lifespan for Hero Wars averages 25 months.

The estimated player lifespan in our other games as at March 31, 2022 and 2021 averages 18 months and 28 months respectively. The estimated player lifespan in our other games as at December 31, 2021 averages 25 months. The change in player lifespan is mostly due to the shutdown of one of Island Experiment in July of 2021 and acquisition of Lightmap Ltd together with the game Pixel Gun 3D.

23.	Related party transactions

As at March 31, 2022 the Company’s key shareholders are Andrey Fadeev and Boris Gertsovsky, each owning 20.3%, Dmitrii Bukhman and Igor Bukhman, each owning 18.9% and Ivan Tavrin owning 5.9% of the issued shares.

The transactions and balances with related parties are as follows:

(i)	Directors and key management’s remuneration

The remuneration of Directors and other members of key management was as follows:

	Three months ended March 31, 2022	Three months ended March 31, 2021
Directors' remuneration	258	93
-short-term employee benefits	185	93
-share-based payments	73	—
Other members of key management’s remuneration	1,039	56
-short-term employee benefits	491	56
-share-based payments	548	—
	1,297	149

Nexters Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2022 and March 31, 2021
(in thousands of US$ unless stated otherwise)

(ii)	Loans receivable

	March 31, 2022	December 31, 2021
Loan to the Company's employees	162	123
Loan to MX Capital Ltd (Note 16)	9,987	—
	10,149	123

24.	List of subsidiaries

Set out below is a list of subsidiaries of the Group.

Name	Ownership Interest March 31, 2022%	Ownership Interest December 31, 2021%
Flow Research S.L.	100	100
Nexters Studio LLC	100	100
Nexters Online LLC	100	100
NHW Ltd	100	100
Nexters Global Ltd	100	100
Synergame Investments Ltd	100	100
Game Positive LLC	70	70
Lightmap Ltd	100	—
Lightmap LLC	100	—

Flow Research S.L.

Flow Research S.L. was incorporated in Barcelona, Spain, on November 10, 2017. The registered office of the company is at CL Fontanella 4, Orihuela Alicante, 03189 Spain. The company's principal activities are creative design of online games.

Nexters Studio LLC

NX Studio LLC was incorporated in Moscow, the Russian Federation on July 7, 2015. The registered office of the company is Zemlyanoy lane, 50A Building 2, 109028, Moscow. The company's principal activities are game development. NX Studio LLC was renamed to Nexters Studio LLC in June of 2021.

Nexters Online LLC

NX Online LLC was incorporated in Moscow, the Russian Federation on January 29, 2020. The registered office of the company is Zemlyanoy lane, 50A Building 2, 109028, Moscow. The company's principal activities are technical support for the online gaming. NX Online LLC was renamed to Nexters Online LLC in June of 2021.

NHW Ltd

NHW Ltd was incorporated in Larnaca, Republic of Cyprus on March 9, 2020. The registered office of the company is Faneromenis, 107, P.C. 6031, Larnaca, Cyprus. The company's principal activities are publication and testing of program applications.

Nexters Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2022 and March 31, 2021

(in thousands of US$ unless stated otherwise)

Nexters Global Ltd

Nexters Global Ltd was incorporated in Larnaca, Republic of Cyprus on November 2, 2009. The registered office of the Company is at Faneromenis 107, 6031, Larnaca, Cyprus. The company's principal activities are game development.

Synergame Investments Ltd

Synergame Investment Ltd was incorporated in Limassol, Republic of Cyprus on September 1, 2021. The registered office of the company is Griva Digeni, 55, P.C. 3101, Limassol, Cyprus. The company's principal activity is to provide independent developers with expertise and funds needed to launch their games and build successful international businesses.

Game Positive LLC

Game Positive LLC was incorporated in Moscow, the Russian Federation on September 27, 2021. The registered office of the company is Spartakovskiy lane, 2, Building 1, 105082, Moscow. The company's principal activities are game development.

Lightmap Ltd.

The group encompasses five legal entities, four of which Lightmap Ltd, Cubic Games Ltd, Kadexo Ltd, Fellaway Ltd are incorporated in Cyprus, while the fifth Lightmap LLC is incorporated in Russia. Lightmap Ltd is the owner of intellectual property (IP) rights. Cubic Games Ltd and Kadexo Ltd are the publishers of games Pixel Gun 3D (“PG3D”) and Block City Wars (“BCW”), respectively. The publishers pay 97% of their revenue in license fees to Lightmap Ltd. Fellaway Ltd is dormant and slated for dissolution. Lightmap LLC employs developers and production and support staff. Lightmap Ltd has an investment in another subsidiary entity, Britglow Ltd, this company is dissolved.

Lightmap LLC

Lightmap LLC was incorporated in Rostov-on-Don, the Russian Federation on April 21, 2017. The registered office of the company is Nizhnebulvarnaya str., 8, Building 1, 344022, Rostov-on-Don. The company's principal activities are game development.

25.	Financial instruments - fair values and risk management

A.	Accounting classifications

The following table shows the carrying amounts of financial assets and financial liabilities as at March 31, 2022 and December 31, 2021. For all the Group’s financial assets and financial liabilities their carrying amounts are reasonable approximations of their fair values.

Financial assets are as follows:

	March 31, 2022	December 31, 2021
Financial assets at amortized cost
Trade receivables	45,201	41,675
Cash and cash equivalents	83,704	142,802
Loans receivable	10,149	123
Total	139,054	184,600

Nexters Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2022 and March 31, 2021

(in thousands of US$ unless stated otherwise)

	March 31, 2022	December 31, 2021
Financial assets measured at fair value
Call option assets	11,619	—
Total	11,619	—

Financial liabilities are as follows:

	March 31, 2022	December 31, 2021
Financial liabilities not measured at fair value
Lease liabilities	2,421	1,934
Trade and other payables	33,356	26,573
Total	35,777	28,507

	March 31, 2022	December 31, 2021
Financial liabilities measured at fair value
Put option liability	14,141	—
Founders earn-out liabilities	5,046	—
Sellers earn-out liabilities	12,522	—
Share warrant obligations	14,620	22,029
Total	46,329	22,029

B.	Financial risk management

The Company’s Board of Directors has overall responsibility for the establishment and oversight of the Group’s risk management framework.

The Group's risk management policies are established to identify and analyse the risks faced by the Group, to set appropriate risk limits and controls, and monitor risks and adherence to limits. Risk management policies and systems are reviewed regularly to reflect changes in market conditions and in the Group's activities.

The Group has exposure to the following risk arising from financial instruments:

(i)	Credit risk

Credit risk arises when a failure by counterparties to discharge their obligations could reduce the amount of future cash inflows from financial assets on hand at the reporting date. The Group’s credit risk arises predominantly from trade receivables and is concentrated around key platforms, through which the Group is distributing online games. As at March 31, 2022 and December 31, 2021 the largest debtor of the Group constituted 40% and 30% of the Group’s Trade and other receivables and the 3 largest debtors of the Group constituted 76% and 74% of the Group’s Trade and other receivable respectively.

Credit risk related to trade receivables is considered insignificant, since almost all sales are generated through major companies, with consistently high credit ratings. These distributors pay the Group monthly, based on sales to the end users. Payments are made within 3 months after the sale to the end customer. The distributors take full responsibility for tracking and accounting of end customer sales and send to the Group monthly reports that show amounts to be paid. The Group does not have any material overdue or impaired accounts receivable.

Nexters Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2022 and March 31, 2021

(in thousands of US$ unless stated otherwise)

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk at the reporting date was:

	March 31, 2022	December 31, 2021
Loans receivables	10,149	123
Trade receivables	45,201	41,675
Cash and cash equivalents	83,704	142,802

Expected credit loss assessment for corporate customers as at March 31, 2022 and December 31, 2021

The Group allocates each exposure a credit risk grade based on data that is determined to be predictive of the risk of loss (including but not limited to external ratings, audited financial statements, management accounts, and cash flows projections) and applying experienced credit judgement.

Loans receivables

Loans receivables are provided to equity-accounted associate and the Company's employees. The Group considers that its loans have low credit risk based on fact the loans are secured with the pledge. Therefore, no impairment allowance was recognized as at March 31, 2022.

Trade and other receivables

The ECL allowance in respect of Trade and other receivables is determined on the basis of the lifetime expected credit losses (“LTECL”). The Group uses the credit rating for each of the large debtors where available or makes its own judgement as to the credit quality of its debtors based on their most recent financial reporting or the rating assigned to their country of incorporation. After assigning the credit rating to each of the debtors the Group determines the probability of default (“PD”) and loss given default (“LGD”) based on the data published by the internationally recognized rating agencies. The determined amounts of allowances for ECL for each of the debtors are then adjusted for the forecasted macroeconomic factors, which include the forecasted unemployment rate in each of the countries where the debtors are incorporated and forecasted growth rate of the global gaming market from publicly available sources. ECL in respect of Trade and other receivables is insignificant as at March 31, 2022 and December 31, 2021.

Cash and cash equivalents

The cash and cash equivalents are held with financial institutions, which are rated CCC- to A- based on Fitch's ratings.

Impairment on cash and cash equivalents has been measured on a 12-month expected loss basis and reflects the short maturities of the exposures. The Group considers that its cash and cash equivalents have low credit risk based on the external credit ratings of the counterparties. Therefore, no impairment allowance was recognized as at March 31, 2022 and December 31, 2021.

(ii)	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or another financial asset. The Group’s objective when managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when they are due, under both normal and stressed conditions without incurring unacceptable losses or risking damage to the Group’s reputation.

The Group monitors the level of expected cash inflows on trade and other receivables together with expected cash outflows on trade and other payables.

Nexters Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2022 and March 31, 2021

(in thousands of US$ unless stated otherwise)

The following are the contractual maturities of financial liabilities at the reporting date. The amounts are gross and undiscounted and include contractual interest payments and exclude the impact of netting agreements.

March 31, 2022	Carrying amounts	Contractual cash flows	3 months or less	Between 3-12 months	Between 1-5 years
Non-derivative financial liabilities
Lease liabilities	2,421	2,513	803	811	899
Trade and other payables	33,356	33,356	33,356	—	—
	35,777	35,869	34,159	811	899

December 31, 2021	Carrying amounts	Contractual cash flows	3 months or less	Between 3-12 months	Between 1-5 years
Non-derivative financial liabilities
Lease liabilities	1,934	1,942	313	453	1,176
Trade and other payables	26,573	26,573	26,573	—	—
	28,507	28,515	26,886	453	1,176

The Group recognized financial liabilities arising from financial instruments measured at fair value with contractual maturities till years of 2026/2027 (see the amounts disclosed in Note 25.A).

(iii)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates and/or equity prices will affect the Group's income or the value of its holdings of financial instruments.

The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

a.	Currency risk

Currency risk is the risk that the value of financial instruments will fluctuate due to changes in foreign exchange rates. Currency risk arises when future commercial transactions and recognized assets and liabilities are denominated in a currency that is not the Group's functional currency. The Group is exposed to foreign exchange risk arising from various currency exposures primarily with respect to the Euro and the Russian Ruble. The Group's management monitors the exchange rate fluctuations on a continuous basis and acts accordingly.

Nexters Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2022 and March 31, 2021

(in thousands of US$ unless stated otherwise)

The Group's exposure to foreign currency risk was as follows:

March 31, 2022	Euro	Russian Ruble
Assets
Loans receivable	161	2
Trade and other receivables	7,779	3,804
Cash and cash equivalents	16,308	3,049
	24,248	6,855
Liabilities
Lease liabilities	(1,483)	(938)
Trade and other payables	(12,184)	(2,500)
	(13,667)	(3,438)
Net exposure	10,581	3,417

December 31, 2021	Euro	Russian Ruble
Assets
Loans receivable	123	—
Trade and other receivables	9,493	3,571
Cash and cash equivalents	33,297	621
	42,913	4,192
Liabilities
Lease liabilities	(1,795)	(139)
Trade and other payables	(4,701)	(1,092)
	(6,496)	(1,231)
Net exposure	36,417	2,961

Sensitivity analysis

A reasonably possible 10% strengthening or weakening of the United States Dollar against the following currencies at March 31, 2022 and December 31, 2021 would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis assumes that all other variables, in particular interest rates, remain constant.

March 31, 2022	Strengthening of US$ by 10%	Weakening of US$ by 10%
Euro	(1,058)	1,058
Russian Ruble	(342)	342
	(1,400)	1,400

December 31, 2021	Strengthening of US$ by 10%	Weakening of US$ by 10%
Euro	(3,642)	3,642
Russian Ruble	(296)	296
	(3,938)	3,938

Nexters Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2022 and March 31, 2021

(in thousands of US$ unless stated otherwise)

26.	Share-based payments

In 2016 we adopted a Long-Term Incentive Plan (“LTIP”). Under this LTIP key employees of the Group and key employees of the Group’s service provider (“non-employees”) received remuneration in the form of share options (further referred to as “options”), whereby they render services as consideration for equity instruments. Within LTIP several tranches of share options for Nexters Global’s Class A shares and Class B shares were issued as stated below.

In November 2021 the Company approved Employee Stock Option plan (the “ESOP”). Key staff employed by the Group and independent directors receive remuneration in the form of stock options, whereby employees render services as consideration for equity instruments (equity-settled transactions). The Company granted a number of stock options under the ESOP, including:

•	Newly granted stock options (see section Stock options granted in 2021);

•	Stock options, which represent modification of the outstanding options under previous LTIP (see Modified complex options).

The common condition for both of these stock option types is that they have service condition. The Group believes that all employees granted a share-based compensation will continue to contribute to the Group’s projects and/or be employed by the Group during the respective vesting periods.

Class of shares	Grant Date	No. of options outstanding		Vesting period	Vesting conditions
Employee stock option plan	November 2021, depending on the employee	2,330,000	*	2021-2026	Service condition
Modified Class B complex vesting options	01.01.2019	4,120,300	*	2022-2026	Service condition, performance non-market condition
Modified complex conditional upon listing	18.11.2020	20,000	*	2021	Service condition, performance non-market condition
Total share options granted as at March 31, 2022		6,470,300		–	–

* Options granted refer to Nexters Inc. shares

We recorded share-based payments expense in general and administrative expenses, game operation cost and selling and marketing expenses of our interim condensed consolidated statement of profit or loss and other comprehensive income.

Nexters Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2022 and March 31, 2021

(in thousands of US$ unless stated otherwise)

The table below summarizes the share-based payments expense for the three months ended March 31, 2022 and March 31, 2021:

	Three months ended March 31, 2022	Three months ended March 31, 2021
Class B complex vesting	248	—
Complex conditional upon listing	—	390
Employee stock option plan	817	—
Total recorded expenses	1,065	390
therein recognized:
within Game operation cost	32	—
within Selling and marketing expenses	64	—
within General and administrative expenses	969	390

In relation to the share-based payment expense for three months ended March 31, 2021 we recognized the increase in Other reserves of 40 as it corresponds to the equity settled portion of the share options and 350 in liabilities as it corresponds to non-share-based cash alternative.

In relation to the share-based payment expense for three months ended March 31, 2022 we recognized the increase in Other reserves of 1,065 as it corresponds to the equity settled portion of the share options.

Stock options granted in 2021

The stock options have only the service condition.

We have estimated the fair value of granted awards using Black-Scholes-Merton pricing model taking into account the terms and conditions on which the options were granted.

The following table presents fair value per one option and related assumptions used to estimate the fair value at the grant date:

Evaluation date (grant date)	November 16-30, 2021
Vesting period	60-90 months, depending on the employee
Market price, US$	From 7.86 to 8.71
Strike price, US$	0 or 10 depending on the grant
Expected volatility	36.15-37.88%
Dividend yield	0.0%
Risk-free interest rate	1.18-1.27%
Average FV of one option, US$	3.57

Nexters Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2022 and March 31, 2021

(in thousands of US$ unless stated otherwise)

The table below summarizes the expenses recognized for the three months ended March 31, 2022 represents further recognition of grant-date fair value of options over the vesting period:

	Three months ended March 31, 2022	Three months ended March 31, 2021
Expenses in relation to the stated conditions	817	—
Total recorded expenses	817	—

Modified complex options

Under the LTIP adopted in 2016, the Company granted Class B share options to one employee and one non-employee on January 1, 2019 with a service condition and a performance-based non-market vesting condition (net income thresholds per management accounts). The contractual term of the options was ten years. The fair value of granted awards was calculated as fair value of 100% share capital of Company (Equity Value – “EV”) at the grant date adjusted for the discount for lack of marketability (DLOM) and multiplied by the respective share of ownership of the respective tranche. The EV was estimated based on comparable companies’ EV/OCI multiples. Monte-Carlo Simulation method was used for the probability determination, based on which the judgement about the recognition was made.

For the purposes of the valuation each performance condition threshold was treated as a separate option with a separate valuation of the vesting period.

The following table presents fair value of options and related parameters used to estimate the fair value of our options at the grant date and probability of vesting:

Evaluation date (grant date)	January 1, 2019
Equity value, US$ mln	132
Expected volatility	41.00%
Dividend yield	6.80%
Proxy net income indicator	0.041201
Discount for Lack of Marketability*	8.40%
Total FV for 1,300 complex options**	7,856.12

*- applied to the result of fair value estimation.

**- total FV of 1,300 complex options related to Nexters Global shares that in November of 2021 were modified into 4,414,608 complex options related to the shares in Nexters Inc.

Strike price for the above mention option at the beginning of 2021 was US$ 0.00

As part of the new ESOP, the Company has modified the complex options in November of 2021. Under the modified program for a portion of the options the non-market performance condition was eliminated and they include only the service condition. For the remaining options the performance conditions were modified such that only the non-market performance targets were modified. The Company considered the modification to be beneficial to the recipients. The number of share options to vest was adjusted in accordance with management’s assessment of future achievement of non-market performance targets. The remaining grant-date fair value was applied to the revised number of share option and recognized over the modified vesting period as at December 31, 2021. As at March 31, 2022 management reviewed the assessment of future achievement of non-market performance targets and the remaining grant-date fair value was applied to the revised number of share options.

Nexters Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2022 and March 31, 2021

(in thousands of US$ unless stated otherwise)

The table below summarizes the expenses recognized in relation to the above-mentioned options:

	Three months ended March 31, 2022	Three months ended March 31, 2021
Expenses in relation to options with only the service condition	100	—
Expenses in relation to the options with yet unfulfilled performance non-market condition	148	—
Total recorded expenses	248	—

Complex conditional upon listing

Under the LTIP share options in the entity surviving the Transaction were granted to one employee on November 18, 2020 with a service condition and a series of performance-based non-market vesting conditions related to the listing. The contractual term of the options is 2 years. Since the agreement contains a clause that grants an employee the discretion of receiving cash consideration or options we treat the following agreement as a compound financial instrument that includes both a liability and an equity component.

We estimate the fair value of cash consideration first and estimate the fair value of the equity component consequently. The fair value of cash consideration is estimated as nominal value of related cash payments at assumed vesting date. We estimate the fair value of granted awards using Black-Scholes-Merton pricing model taking into account the terms and conditions on which the options were granted and accounted for in the current period.

The following table presents fair value per one option and related assumptions used to estimate the fair value of equity component of our options at the grant date:

Evaluation date (grant date)	November 18, 2020	November 18, 2020
Vesting period	12 months	8 months
Market price, US$	9.91	9.91
Strike price, US$	10.00	10.00
Expected volatility	34.8%	34.8%
Dividend yield	0.0%	0.0%
Risk-free interest rate	0.11%	0.11%
Discount for Lack of Marketability	not applicable	not applicable
FV of option, US$	1.34	1.11

For the purposes of the valuation each performance condition threshold is treated as three separate sub-options with separate valuation of vesting periods.

The first two sub-options were exercised during 2021. The outstanding sub-option was modified on November 30, 2021, leading to the change in classification of the sub-option to equity-settled. Strike price for the above stated option at the beginning of 2021 was US$ 10.00 before the modification and US$ 0.00 after it.

The table below summarizes the expenses recognized in relation to the abovementioned options:

	Three months ended March 31, 2022	Three months ended March 31, 2021
Expenses in relation to yet unfulfilled condition	—	390
Total recorded expenses	—	390

Nexters Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2022 and March 31, 2021

(in thousands of US$ unless stated otherwise)

27.	Commitments and contingencies

Taxation

Though we generally are not responsible for taxes generated on games accessed and operated through third-party platforms, we are responsible for collecting and remitting applicable sales, value added, use or similar taxes for revenue generated on games accessed and operated on our own platforms and/or in countries where the law requires the game publishers to pay such taxes even if games are made available for users through third-party platforms. Furthermore, an increasing number of U.S. states have considered or adopted laws that attempt to impose tax collection obligations on out-of-state companies. This is also the case in respect of the European Union, where value added taxes or digital services taxes may be imposed on companies making digital sales to consumers within the European Union. Additionally, the Supreme Court of the United States recently ruled in South Dakota v. Wayfair, Inc. et al, or Wayfair, that online sellers can be required to collect sales and use tax despite not having a physical presence in the state of the customer. In response to Wayfair, or otherwise, a number of U.S. states have already begun imposing such obligations, and other U.S. states or local governments may adopt, or begin to enforce, laws requiring us to calculate, collect and remit taxes on sales in their jurisdictions. In addition, as taxation of IT industries is rapidly developing there is a risk that various tax authorities may interpret certain agreements or tax payment arrangements differently than the Company (including identification of the taxpayer and determination of the tax residency). A successful assertion by one or more U.S. states or other countries or jurisdictions requiring us to collect taxes where we presently do not do so, or to collect more taxes in a jurisdiction in which we currently collect some taxes, could result in substantial liabilities, including taxes on past sales, as well as interest and penalties, and could create significant administrative burdens for us or otherwise harm our business.

Despite improvements in the taxation system made by the Russian authorities and development of Russian tax legislation and enforcement practice over the past decade, the Russian tax legislation is still subject to changes and may be subject to varying interpretations or even inconsistent and selective enforcement sometimes.

We believe that these interim condensed consolidated financial statements reflect our best estimate of tax liabilities and uncertain tax positions, which are appropriately accounted for and(/or) disclosed in these interim condensed consolidated financial statements.

Insurance

The Group holds no insurance policies in relation to its operations, or in respect of public liability or other insurable risks like risks associated with cybersecurity. There are no significant physical assets to insure. Management has considered the possibility of insurance of various risks but the cost of it outweighs the benefits in management’s view.

Data privacy and security

We collect, process, store, use and share data, some of which contains personal information, including the personal information of our players. Our business is therefore subject to a number of federal, state, local and foreign laws, regulations, regulatory codes and guidelines governing data privacy, data protection and security, including with respect to the collection, storage, use, processing, transmission, sharing and protection of personal information. Such laws, regulations, regulatory codes, and guidelines may be inconsistent across jurisdictions or conflict with other rules.

Nexters Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2022 and March 31, 2021

(in thousands of US$ unless stated otherwise)

The scope of data privacy and security regulations worldwide continues to evolve, and we believe that the adoption of increasingly restrictive regulations in this area is likely within the United States and other jurisdictions. Further, the European Union, Cyprus, and United Kingdom have adopted comprehensive data protection and security laws. The European Union’s Regulation (EU) 2016/679 of the European Parliament and of the Council of April 27, 2016 on the protection of natural persons with regard to the processing of personal data and on the free movement of such data, and repealing Directive 95/46/EC (General Data Protection Regulation), or the GDPR, which became effective in May 2018, and the U.K. GDPR, each as supplemented by national laws, (collectively, Applicable Data Protection Laws) impose strict requirements on controllers and processors of personal data in the European Economic Area, or EEA, and the United Kingdom, including, for example, higher standards for obtaining consent from individuals to process their personal data, more robust disclosures to individuals and a strengthened individual data rights regime, and shortened timelines for data breach notifications. Applicable Data Protection Laws create new compliance obligations applicable to our business and some of our players, which could require us to self-determine how to interpret and implement these obligations, change our business practices and expose us to lawsuits (including class action or similar representative lawsuits) by consumers or consumer organizations for alleged breach of data protection laws and the risk of significant reputational damage. Applicable Data Protection Laws increase financial penalties for noncompliance (including possible fines of up to 4% of global annual revenues for the preceding financial year or €20 million, or £17.5 million in the United Kingdom, (whichever is higher) for the most serious violations).

Any failure or perceived failure by us to comply with our posted privacy policies, our privacy-related obligations to players or other third parties, or any other legal obligations or regulatory requirements relating to privacy, data protection, or information security may result in governmental investigations or enforcement actions, litigation, claims (including class actions), or public statements against us by consumer advocacy groups or others and could result in significant liability, cause our players to lose trust in us, and otherwise materially and adversely affect our reputation and business.

Cybersecurity

Our information technology may be subject to cyber-attacks, viruses, malicious software, break-ins, theft, computer hacking, employee error or malfeasance or other security breaches. Hackers and data thieves are increasingly sophisticated and operate large-scale and complex automated attacks. Our systems and the data stored on those systems may also be vulnerable to security incidents or security attacks, acts of vandalism or theft, coordinated attacks by activist entities, misplaced or lost data, human errors, or other similar events that could negatively affect our systems and the data stored on those systems, and the data of our business partners. We do not maintain insurance policies covering losses relating to cybersecurity incidents, which may increase any potential harms that the business may suffer from a cyber-attack. We may be unable to cover all possible claims stemming from security breaches, cyberattacks and other types of unlawful activity, or any resulting disruptions from such events, and we may suffer losses that could have a material adverse effect on our business.

Regulatory environment

In December 2017, Apple updated its terms of service to require publishers of applications that include “loot boxes” to disclose the odds of receiving each type of item within each loot box to customers prior to purchase. Google similarly updated its terms of service in May 2019. Loot boxes are a commonly used monetization technique in free-to-play mobile games in which a player can acquire a virtual loot box, but the player does not know which virtual item(s) he or she will receive (which may be a common, rare or extremely rare item, and may be a duplicate of an item the player already has in his or her inventory) until the loot box is opened.

In addition, there are ongoing academic, political and regulatory discussions in the United States, Europe, Australia and other jurisdictions regarding whether certain game mechanics, such as loot boxes, should be subject to a higher level or different type of regulation than other game genres or mechanics to protect consumers, in particular minors and persons susceptible to addiction, and, if so, what such regulation should include. Additionally, after being restricted in Belgium and the Netherlands, the United Kingdom House of Lords has recently issued a report recommending that loot boxes be regulated within the remit of gambling legislation and regulation.

In some of our games, certain mechanics may be deemed to be loot boxes. New regulations by the international jurisdictions, which may vary significantly across jurisdictions and with which we may be required to comply, could require that these game mechanics be modified or removed from games, increase the costs of operating our games due to disclosure or other regulatory requirements, impact player engagement and monetization, or otherwise harm our business performance. It is difficult to predict how existing or new laws may be applied to these or similar game mechanics. If we become liable under these laws or regulations, we could be directly harmed, and we may be forced to implement new measures to reduce our exposure to this liability. This may require us to expend substantial resources or to modify our games, which would harm our business, financial condition, and results of operations. In addition, the increased attention focused upon liability issues because of lawsuits and legislative proposals could harm our reputation or otherwise impact the growth of our business. Any costs incurred because of this potential liability could harm our business, financial condition or results of operations.

Nexters Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2022 and March 31, 2021

(in thousands of US$ unless stated otherwise)

Operating environment of the Group

Starting February 2022 a number of countries announced a further extension of sanctions related to the Russian Federation earlier imposed in 2014 by US, UK and EU. The Rouble interest rates significantly increased. Later Central Bank of Russia decreased its key rate several times. However, the combination of the above resulted in reduced access to capital, higher cost of capital and uncertainty regarding future economic growth, which could negatively affect the Group’s future financial position, results of operations and business prospects. Management of the Group believes it is taking appropriate measures to support the sustainability of the Group business in the current circumstances. Management assesses that due to the payments’ restrictions for the users the impact of insufficient bookings for the Group for 2022 in FSU segment amounts to 14,519 compared to the operating environment without such restrictions.

Prompted by the newly imposed sanctions, as at February 28, 2022, Nasdaq and the New York Stock Exchange imposed a suspension of trading in securities of a number of companies with operations in Russia, including Nexters Inc., which suspension currently remains in place.

Implications of COVID-19

On March 11, 2020, the World Health Organization declared the Coronavirus COVID-19 outbreak to be a pandemic in recognition of its rapid spread across the globe. Many governments have taken steps to help contain and/or delay the spread of the virus, including: requiring self-isolation/ quarantine by those potentially affected, implementing social distancing measures, and controlling or closing borders and ''locking-down'' cities/regions or even entire countries. These measures slowed down and will likely continue to impact both the Cyprus and world economies. As at the date of issuance of the financial statements, the Company is not aware of any specific event or circumstance related to COVID-19 that would require it to update its estimates or judgments or adjust the carrying value of its assets or liabilities. Our liquidity analysis based on our recent performance and current estimates shows that we have adequate resources to finance our operations for the foreseeable future.

28.	Events after the reporting period

Convertible Note Instrument

As part of the share purchase agreement with Castcrown Limited, the Company entered into an unsecured convertible notes agreement on March 30, 2022 for the amount of up to 16,000 at an interest on 7% p.a. with the due date on March 31, 2025. The first tranche of the notes amounting to 1,500 was acquired on April 1, 2022 and the second tranche in the amount of 6,000 was acquired on May 31, 2022. The Company shall acquire additional notes amounting to 8,500 depending on the achievement by Castcrown Limited of certain performance targets by December 31, 2024. The Company can convert the notes no earlier than December 31, 2024, unless Castcrown Limited has met the performance targets earlier than that.

Relocation of Personnel and Optimization of Headcount

On July 12, 2022 the Company’s Board of Directors approved the relocation program on the following main conditions:

•	The Group shall relocate approximately 600 of the group employees from Russia and Belorus to Cyprus, Armenia and other “safe-harbour” countries by the end of 2022;

•	The Group shall require from the management of recently acquired companies to use similar initiatives to decrease operational exposure to Russia.

The Company’s management also decided in June of 2022 in response to the changing operating environment to reduce the Group’s personnel by approximately 235 people. The reduction of personnel was substantially completed in June and July of 2022.

Nexters Inc.

NOTES TO THE INTERIM CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

For the three months ended March 31, 2022 and March 31, 2021

(in thousands of US$ unless stated otherwise)

Sale of Russian subsidiaries

On July 12, 2022 the Company’s Board of Directors resolved as a part of the broader strategy of reducing to the maximum extent possible within the Company’s control the exposure to the Russian country risk to sell 100% shares in the charter capitals of the wholly owned subsidiaries of the Company Nexters Studio LLC, Nexters Online LLC and Lightmap LLC and 70% shares in the charter capital of Gamepositive LLC for the amounts not less than 200, 100, 100 and 100 Russian rubles respectively. The approximate loss on disposal is presented below:

Cash received	9
Less net assets, including:
Assets held for sale	(15,081)
Liabilities held for sale	12,629
Total net assets	(2,452)
NCI at disposal	275

Loss on disposal of subsidiaries	(2,168)

Consideration received, satisfied in cash	9
Cash and cash equivalents disposed of	(7,699)

Net cash outflow	(7,690)